UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

8 October, 2012

Commission File Number: 000-54641
_____________________________________________________________________________________
MODERN TIMES GROUP MTG AB (publ)
(Translation of registrant’s name into English)

Skeppsbron 18, P.O. Box 2094, SE-103 13, Stockholm, Sweden
(Address of principal executive offices)
_____________________________________________________________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F _X_   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___   No _X_

If ‘‘Yes’’ is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_Not Applicable_

8 October 2012

MTG acquires all remaining shares in TV 2 Sport A/S

Modern Times Group MTG AB (publ.) (‘MTG’ or ‘the Group’), the international entertainment broadcasting group, today announced that it has signed an agreement to acquire all of the remaining shares in the Danish 50/50 joint venture company TV 2 Sport A/S (‘TV 2 Sport’) from TV 2 DANMARK A/S. The payment will comprise an undisclosed cash consideration and the transfer of the exclusive Danish broadcasting rights to the European Handball Championships for 2016 and 2018, which are currently held by the Group. The transaction is subject to regulatory approval by Danish Competition Authorities.

TV 2 Sport was launched in April 2007 by MTG and TV 2 in Denmark, as a 50/50 joint venture company, and broadcasts the premium sports channel TV 2 Sport, TV 2 Sport HD, and the TV 2 Sport Premier League dedicated Barclays Premier League channel. It is operated on an independent basis from both MTG and TV 2 in Denmark, and offers a wide range of premium sports content, including football from Superligaen, Barclays Premier League, UEFA Champions League, and the UEFA World Cup qualifiers; American football from NFL; the Danish men’s and women’s Handball championships; ice hockey from the NHL and the Danish league; and a wide range of tennis, cycling and golf, as well as a range of other sports rights.

TV 2 Sport reported revenues of DKK 348 million for the full year 2011, with an operating profit (EBIT) of DKK 17 million.

Upon completion of the transaction, MTG will assume full operational control of TV 2 Sport, and consolidate its results in its accounts. MTG’s proportion of TV 2 Sport’s results is currently reported within the Viasat Broadcasting business area, as part of the Viasat Broadcasting central operations & eliminations line.

***

For further information, please visit www.mtg.se or contact:

Jørgen Madsen, President & Chief Executive Officer
Tel:                                +46 (0) 8 562 000 50

Matthew Hooper, Head of Corporate Communications & Planning
Tel:                                +44 (0) 7768 440 414
Email:                            investor.relations@mtg.se I press@mtg.se

Modern Times Group (MTG) is an international entertainment broadcasting group with operations that span four continents and include free-TV, pay-TV, radio and content production businesses. MTG 's Viasat Broadcasting operates free-TV and pay-TV channels, which are available on Viasat's own satellite platforms and third party networks, and also distributes TV content over the internet. MTG is also the largest shareholder in CTC Media, which is Russia's leading independent television broadcaster.

Modern Times Group is a growth company and generated record net sales of SEK 13.5 billion in 2011. MTG 's Class A and 8 shares are listed on Nasdaq OMX Stockholm's Large Cap index under the symbols 'MTGA' and 'MTGB'.

The information in this announcement is that which Modern Times Group MTG AB is required to disclose under the Securities Market Act and/or the Financial Instruments Trading Act. It was released for publication at 08:00 CET on 8 October 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MODERN TIMES GROUP MTG AB (publ)

(Registrant)

Date: 8 October, 2012	By:	/s/ Matthew Hooper
	Name:	Matthew Hooper
	Title:	Head of Corporate Communications and Planning